EXHIBIT A

JOHNSON MUTUAL FUNDS TRUST

BT182

Amendment #4 to Report of Operation of Business Trust

The Trustees of JOHNSON MUTUAL FUNDS TRUST (the "Trust") duly adopted, at a meeting held on August 24, 2005, an amendment to the Agreement and Declaration of Trust of the Trust.

The first paragraph of Section 4.2 of the Agreement and Declaration of Trust shall be as follows:

"Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series, the Trustees hereby establish and designate the following Series of Shares: Johnson Growth Fund, Johnson Fixed Income Fund, Johnson Realty Fund, Johnson Opportunity Fund, Johnson Municipal Income Fund, JIC Institutional Bond Fund I, JIC Institutional Bond Fund II, JIC Institutional Bond Fund III, Johnson Equity Income Fund, Johnson Dynamic Growth Fund, Johnson Disciplined Large Company Fund, Johnson Disciplined Small Company Fund and Johnson Enhanced Return Fund. The Shares of these Series and any Shares of any further Series of Class that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some further Series of Class at the time of establishing and designating the same) have the following relative rights and preferences:

The above paragraphs shall supercede and take the place of the designated paragraphs in the noted Sections of the Agreement and Declaration of Trust.